UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Unibanco – União de Bancos Brasileiros S.A.

(Name of Subject Company)

Unibanco - Union of Brazilian Banks S.A.

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Unibanco - União de Bancos Brasileiros S.A.

(Name of Person(s) Furnishing Form)

Unibanco Preferred Shares
Unibanco Common Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Geraldo Travaglia Filho
Av. Eusébio Matoso, 891
05423-901
São Paulo - SP, Brazil
55 11 3584-1461

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 3, 2008 (date of exchange offer announcement 2008)

(Date Tender Offer/Rights Offering Commenced)

PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable

(b) Not applicable

Item 2. Informational Legends

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDER

(1) The followings documents are attached as exhibits to this Form:

Exhibit Number	Description
(1)	Evaluation Report on the Calculation of the Ratio of Exchange for Preferred
Shares Based on the 45 Trading Sessions Held in the Period from September 1 to
October 31, 2008 - Free Translation

(2)	Evaluation Report on the Methodology for Calculating Average Preferred Share
Prices in order to establish the Share Exchange Ratio - Free Translation

(2) Not applicable

(3) Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the “SEC”), Unibanco – União de Bancos Brasileiros S.A. is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Unibanco – União de Banco Brasileiros S.A.

By: /s/ Geraldo Travaglia Filho
Name: Geraldo Travaglia Filho
Title: Investor Relations Officer

November 26, 2008

Exhibit Index

Exhibit
Number	Description

(1)	Evaluation Report of the Calculation

(2)	Evaluation Report Methodology